UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

February 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-04 February 17, 2005

DESCRIPTION:

Queenstake Updates Near-Mine Exploration Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  February 17, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2005-4

February 17, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE UPDATES NEAR-MINE EXPLORATION RESULTS

Denver, Colorado – February 17, 2004 – Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE) (“the Company”) announces drilling results recently obtained from its ongoing near-mine exploration program at Jerritt Canyon, Nevada.  Results reported in this News Release are from outside the Measured and Indicated Resource envelope as defined by the December 31, 2004 resource and reserve estimate and thus represent incremental additions to identified mineralization.  Reported results from the Smith, Mahala, and SSX Mines are from drilling near current underground workings and, if they were to prove economic, could be accessed from the existing mines.

The reported drillholes were drilled in December 2004 and January 2005; reported assays were received within the same time period, but were not included in the December resource estimate.  A complete set of the data from which the highlighted drill results were selected is available as an “Appendix” on the Company’s website, www.queenstake.com.  The appendix also contains previously unreported holes, drilled in November and December, which were subsequently used in the resource estimation.

Dorian (Dusty) Nicol, Queenstake’s Executive Vice President and Director of Exploration, said, “By regularly releasing near-mine exploration results, we try to convey what has become the routine addition of high-grade mineralized material to the resource base at Jerritt Canyon.  Throughout 2004, Queenstake released exploration results which have now been included in a resource and reserve statement (NR 2005-2) that quantifies these additions.  The near-mine exploration program added on average over 40,000 ounces of gold per month to proven and probable reserves during the first eighteen months that Queenstake operated Jerritt Canyon. Our exploration team continues to find high-grade gold mineralization near current workings, providing a basis for extended mine-life at Jerritt Canyon.”

Smith Mine

Fifty-seven underground reverse circulation (“RC’) holes totaling 9,825 feet were drilled in zone 3 of the Smith Mine.  Assays have been received for all the drilling. Intercepts of ten feet or more, averaging greater than 0.250 ounces of gold per ton (opt) are listed below:

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
6665-A1	222	+05	190	120	135	15	0.759	Zone 3	UG-RC
6665-B4	222	00	190	105	120	15	0.358	Zone 3	UG-RC
6665-C5	222	+15	170	25	45	20	0.421	Zone 3	UG-RC
6665-C17	222	+08	175	35	45	10	0.398	Zone 3	UG-RC
6665-B16	222	+18	180	45	65	20	0.827	Zone 3	UG-RC
6665-F14	222	-05	175	25	50	25	0.417	Zone 3	UG-RC
6665-F15	222	+10	175	100	135	35	0.598	Zone 3	UG-RC
6619-A2	215	-30	175	0	25	25	0.415	Zone 3	UG-RC
6619-C9	215	-40	185	45	70	25	0.328	Zone 3	UG-RC
6605-B4	127	-60	140	40	55	15	0.258	Zone 3	UG-RC
6605-C5	132	-65	150	45	55	10	0.306	Zone 3	UG-RC
6619-B5	215	-25	165	0	10	10	0.559	Zone 3	UG-RC
6619-B6	215	-35	165	55	65	10	0.430	Zone 3	UG-RC
6619-F14	196	-30	165	30	40	10	0.353	Zone 3	UG-RC

Mahala

At Mahala, a newly developed ore zone some 1500 feet southwest of the main Smith Mine workings, 5,552 feet were drilled in nine underground core holes.  Assays have been received for all these holes.   Intercepts of ten feet or more with an average grade greater than 0.250 opt are given below:

Hole #	Az	Dip	TD (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
LX-521	215	-24	586	260	270	10	0.357	Zone 4	UG Core
LX-541	225	+12	625	315	340	25	0.263	Zone 4	UG Core
And	225	+12	625	515	530	15	0.344	Zone 4	UG Core
LX-544	203	+7	500	405	415	10	0.265	Zone 4	UG Core
LX-559	128	-10	650	365	375	10	0.262	Zone 4	UG Core
And	128	-10	650	390	425	35	0.346	Zone 4	UG Core
And	128	-10	650	435	445	10	0.299	Zone 4	UG Core
LX-561	142	-09	666	285	300	15	0.324	Zone 4	UG Core
And	142	-09	666	350	365	15	0.377	Zone 4	UG Core
And	142	-09	666	375	425	50	0.298	Zone 4	UG Core
LX-562	150	00	700	200	210	10	0.287	Zone 4	UG Core
LX-563	155	00	700	320	385	65	0.407	Zone 4	UG Core

SSX Mine

At SSX 17,975 feet were drilled in 127 underground RC holes.  An additional 6,312 feet were drilled in 17 underground core holes.   Assays have been received for all but 12 of these holes.  Intercepts of ten feet or more averaging greater than 0.250 opt are listed below:

Hole #	Az	Dip	Total Depth (ft.)	From (ft.)	To (ft.)	Length (ft.)	Grade (opt)	Area	Drill Type
7110-G2	245	0	200	110	160	50	0.298	Zone 5	UG-RC
7110-F1	226	35	275	200	260	60	0.285	Zone 5	UG-RC
7110-E1	205	30	210	150	175	25	0.310	Zone 5	UG-RC
7110-E2	205	16	250	150	215	65	0.688	Zone 5	UG-RC
7110-E3	205	0	250	130	140	10	0.314	Zone 5	UG-RC
7110-B1	102	20	260	155	195	40	0.283	Zone 5	UG-RC
7110-B2	102	10	260	45	60	15	0.276	Zone 5	UG-RC
7110-A3	84	-20	250	45	75	30	0.393	Zone 5	UG-RC
7110-F3A	226	2	200	120	175	55	0.298	Zone 5	UG-RC
7110-D2	130	-2	215	100	120	20	0.271	Zone 5	UG-RC
7110-D3	130	-15	200	115	130	15	0.277	Zone 5	UG-RC
7088-B1	350	15	275	20	40	20	0.342	Zone 5	UG-RC
7088-A3	337	-15	275	15	45	30	0.299	Zone 5	UG-RC
7100-B3	111	-12	280	35	45	10	0.287	Zone 1	UG-RC
And	111	-12	280	250	275	25	0.423	Zone 1	UG-RC
7100-C2	120	-8	275	250	270	20	0.551	Zone 1	UG-RC
7090-A2	180	0	35	15	25	10	0.257	Zone 1	UG-RC
7090-B2	0	10	100	5	20	15	0.302	Zone 1	UG-RG
7090-C6	0	-65	50	5	15	10	0.449	Zone 1	UG-RC
7090-C2	180	-50	50	25	45	20	0.353	Zone 1	UG-RC
7090-E6	0	-20	50	10	30	20	0.290	Zone 1	UG-RC
7090-G3	0	-40	60	25	45	20	0.449	Zone 1	UG-RC
7090-J1	0	-90	45	25	35	10	0.334	Zone 1	UG-RC

7090-K2	0	-70	50	20	35	15	0.587	Zone 1	UG-RC
7090-L4	180	-60	70	0	10	10	0.345	Zone 1	UG-RC
7090-O3	0	-90	30	5	20	15	0.267	Zone 1	UG-RC
7090-U2	90	5	85	10	85	75	0.302	Zone 1	UG-RC
7090-T3	90	+15	15	20	35	15	0.263	Zone 1	UG-RC
And	90	+15	15	65	80	15	0.334	Zone 1	UG-RC
7090-P4	180	+30	40	0	15	15	0.340	Zone 1	UG-RC
7090-S2	90	+40	100	0	25	25	0.304	Zone 1	UG-RC
7090-S4	90	+0	100	10	20	10	0.275	Zone 1	UG-RC
7090-S1	0	-90	60	20	40	20	0.440	Zone 1	UG-RC
7090-T6	0	-90	50	25	35	10	1.050	Zone 1	UG-RC
7088-E3	0	180	105	60	70	10	0.279	Zone 5	UG-RC
7088-E3B	0	180	5	25	40	15	0.256	Zone 5	UG-RC
And	0	180	5	60	75	15	0.269	Zone 5	UG-RC
7090-A2	315	10	125	15	25	10	0.262	Zone 1	UG-RC
7090-A3	315	-15	65	40	65	25	0.284	Zone 1	UG-RC
7090-B2	0	10	100	5	20	15	0.302	Zone 1	UG-RC
And	0	10	100	65	75	10	0.253	Zone 1	UG-RC
7090-B3	0	-10	100	65	90	25	0.351	Zone 1	UG-RC
7090-B4	0	-15	100	35	60	25	0.257	Zone 1	UG-RC
7090-B6	0	-90	60	25	35	10	0.264	Zone 1	UG-RC
7090-C3	0	-10	120	70	85	15	0.440	Zone 1	UG-RC
7090-C4	0	-30	100	0	15	15	0.287	Zone 1	UG-RC
And	0	-30	100	40	55	15	0.765	Zone 1	UG-RC
SX919	146	-35	850	215	280	65	0.511	Zone 1	UG-Core
And	146	-35	850	675	695	20	0.302	Zone 1	UG-Core
SX921	163	-24	850	640	850	210	0.385	Zone 1	UG-Core
SX922	163	-37	850	644.5	660	15.5	0.503	Zone 1	UG-Core
And	163	-37	850	680	695	15	0.303	Zone 1	UG-Core
SX938	190	-2	450	110	140	30	0.295	Zone 5	UG-Core
And	190	-2	450	147	175	28	0.267	Zone 5	UG-Core
SX940	160	-2	765	170	180	10	0.388	Zone 5	UG-Core
And	160	-2	765	192	228	36	0.261	Zone 5	UG-Core

Notes:

1.

A description of the geology, sampling procedures, and the Company's laboratory Quality Assurance/Quality Control procedures are described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004 as amended by Amended Technical Report filed on August 5, 2004.  This report is available on the company’s website, www.queenstake.com.

2.

Samples from surface drilling are analyzed by ALS Chemex or BSI Inspectorate labs; samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

3.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director of the Company.

4.

Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070   Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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